EXHIBIT 99.1

Caledonia Mining Corporation Plc: Change to payment date of Caledonia’s April dividend

The following amendment has been made to the Caledonia approves quarterly dividend announcement released on March 24, 2025 at 07:00 GMT under RNS No 7270B.

The payment date has been amended to April 17, 2025. All other details remain unchanged.

ST HELIER, Jersey, March 28, 2025 (GLOBE NEWSWIRE) -- Caledonia (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) announces that, due to a public holiday, the payment date of the dividend payable in April has been changed from April 18 to April 17. There are no changes to the record date or to the ex-dividend date, which are as follows:

  Ex-dividend date VFEX: April 2, 2025
  Ex-dividend date AIM: April 3, 2025
  Ex-dividend date NYSE American: April 4, 2025
  Record date: April 4, 2025

Shareholders with a registered address in the UK will be paid in Sterling.

Caledonia's Dividend Policy
Caledonia's strategy to maximise shareholder value includes a quarterly dividend policy which the Board adopted in 2014. The Board will consider future dividends as appropriate and in line with other investment opportunities and its prudent approach to risk management.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Panmure Liberum (Joint Broker) Scott Mathieson/ Ailsa MacMaster	Tel: +44 20 3100 2000

Camarco, Financial PR (UK) Gordon Poole	Tel: +44 20 3757 4980

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.